May 26 2005

Mail Room 4561

Stephen Walters
President and CEO
Transax International, Ltd.
5201 Blue Lagoon Drive
8th Floor
Miami, FL. 33126

	Re:	Item 4.02 Form 8-K
		Filed on May 10, 2005
		File No. 000-27845

Dear Mr. Walters,

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comments:

* We note that you concluded your disclosure controls and your procedures were effective as of December 31, 2004 in Form 10-KSB and
March 31, 2005 in Form 10-QSB. Tell us how you determined that your disclosure controls and procedures were effective as of December 31,
2004 and March 31, 2005, considering you did not discover an error in your September 30, 2004 financial statements until April 19, 2005.

* We note that the nine month period ending September 30, 2004 financials should no longer be relied upon. Provide your analysis of supporting your determination that the error identified in your September 30, 2004 financial statements was not material to your December 31, 2004 financial statements.

      You should file your amendment as a Form 8-K/A in response to this comment within five business days from the date of letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kari Jin, Staff Accountant at
(202) 551-3481.

							Sincerely,


							Kari Jin
							Staff Accountant



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Mr. Walters
Transax International, Ltd.
May 26, 2005
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